# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CROSS COUNTRY HEALTHCARE INC, CIK 0001141103
CUSIP: 227483104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 5201 CONGRESS AVENUE, SUITE 160, BOCA RATON, Florida (FL), 33487
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001386060-26-000029
Filed by CIK 0001386060

## Reporting persons
- Boston Partners: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: On July 21, 2026, the Issuer completed its merger with an affiliate of Knox Lane, pursuant to which each outstanding share of Common Stock was converted into the right to receive $13.25 in cash, and the Common Stock was delisted. As of 09/30/2026, Boston Partners beneficially owned no shares of the Issuer.

## Item 1. Issuer
Name of issuer: CROSS COUNTRY HEALTHCARE INC
Address of issuer's principal executive offices:
5201 CONGRESS AVENUE, SUITE 160, BOCA RATON, FLORIDA
33487

## Item 2. Person Filing
Name of person filing: Boston Partners
Address of principal business office or, if none, residence:
ONE BEACON STREET
30TH FLOOR
BOSTON, Massachusetts
02108
Citizenship: Boston Partners - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: Boston Partners - 0
Shared power to vote or to direct the vote: Boston Partners - 0
Sole power to dispose or to direct the disposition: Boston Partners - 0
Shared power to dispose or to direct the disposition: Boston Partners - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Boston Partners: /s/ Ali Farooqi, Ali Farooqi / Senior Compliance Manager (11/06/2026)